RECEIVED
2008 OCT -6 P 1:27
FICE OF INTERNATIONAL CORPORATE FINANCE

FILE No.: 82-5226

Skogn, 26 September 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

[redacted]

08005214

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Press release; Mandatory notification of trade, published 29August, 2008*

(2) *Press release; Sells Oxenøen for NOK 429.5 million, published 9 September, 2008*

(3) *Press release; Terry Hamilton appointed senior vice president for Asia and Australasia, published 9 September, 2008*

(4) *Press release; The compensation for the sale of Norske Skog Korea has been received, published 11 September, 2008*

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

PROCESSED
OCT 0 8 2008
THOMSON REUTERS

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Norske Skog

Press release
Oxenøen, 29 August 2008

Mandatory notification of trade

Senior vice president HR and organisation, Kristin Slyngstad Klitzing, has today bought 6 500 shares in Norske Skog at a price of NOK 30.70 per share. After this transaction, Kristin Slyngstad Klitzing owns 11 767 shares in Norske Skog.

Oxenøen, 29 August 2008

Norske Skog
Corporate affairs

Norske Skogindustrier ASA

Oksenøyveien 80
P.O. Box 329, N-1326 Lysaker
Norway

Oxenøen, 9 September 2008

Sells Oxenøen for NOK 429.5 million

Norske Skog sells the Oxenøen property at Lysaker for NOK 429.5 million to a company owned by Aspelin Ramm and OBOS (Oslo Housing and Savings Society).

The entire property covers 56,000 square metres and contains 14,000 square metres of buildings, of which 3000 square metres are parking space.

Norske Skog's main office is presently located at Oxenøen. A leasing agreement has been entered into between Norske Skog and the new owners, meaning that Norske Skog will remain at Oxenøen for some time.

The property will be taken over by the new owners on 1 October 2008. The sale will yield a book gain of about NOK 230 million, which will be recognized in the accounts for the fourth quarter of 2008.

The sale of the property is part of the work efforts to reduce Norske Skog's debts.

Oxenøen, 9 September 2008

Norske Skog
Corporate affairs

For further information:

Media:
Vice president corporate affairs
Tom Bratlie

Mob: +47 905 21 904

The financial market:
Vice president investor relations
Jarle Langfjæran

Mob: +47 909 78 434

Norske Skog

Press release
Oxenøen, 9 September 2008

Terry Hamilton appointed senior vice president for Asia and Australasia

Terry Hamilton (45) has been appointed senior vice president for Norske Skog's activities in Asia and Australasia. The appointment will be effective from 15 September.

Terry Hamilton has more than 20 years of experience from the paper industry. He has held leading positions in Fletcher Challenge, Malaysian Newsprint Industries and PanAsia Paper before coming to Norske Skog in 2006. For the past two years, Terry Hamilton has been responsible for Norske Skog Production Systems – a global program to optimize production at Norske Skog' s mills all over the world.

"Terry Hamilton knows the company and the industry well. He is very competent and always shows impressive commitment in his work. Norske Skog's corporate management has been strengthened by the appointment of Terry Hamilton as senior vice president for Asia and Australasia," says CEO Christian Rynning-Tønnesen.

Terry Hamilton will assume responsibility for the activities in Asia and Australasia, replacing senior vice president Vidar Lerstad. Lerstad will continue to be responsible for Norske Skog's activities in South America.

In order to further strengthen the Australasian business, the appointment of Terry Hamilton will be complemented by the addition of a regional president resident in Sydney. Peter Chrisp (46), formerly senior vice president for business improvement, has been appointed to this role.

Oxenøen, 9 September 2008

Norske Skog
Corporate affairs

More information:

Media:
Vice president corporate affairs
Tom Bratlie

Phone: +47 905 21 904

Finance market:
Vice president investor relations
Jarle Langfjæran

Phone: +47 909 78 434

Press release

Oxenøen, 11 September 2008

The compensation for the sale of Norske Skog Korea has been received

On 26 August 2008, Norske Skog announced that all outstanding matters concerning the completion of the sale of Norske Skog Korea to Morgan Stanley Private Equity Asia and Shinhan Private Equity had been clarified. Norske Skog confirms that the company today received the full settlement amount for the transaction. The sale of the property is part of the effort to reduce Norske Skog's debts.

After the sale, Norske Skog's net interest-bearing debt has been reduced to pro forma NOK 12 billion, compared with NOK 15.7 billion as of 30 June 2008. The gearing has been reduced to pro forma 0.83, from 1.07 as of 30 June.

Norske Skog's cash balance was NOK 2 billion as of 30 June 2008. After the transaction, the pro forma cash balance has increased to NOK 5,4 billion. Over the last couple of months, Norske Skog has announced the sale of several non-operational properties in Norway, as well as the shut-down mill Norske Skog Steti in the Czech Republic. These are transactions which will be settled in the third and fourth quarters of 2008 and the first quarter of 2009. If the compensation from these transactions is added to the pro forma cash balance, it will be slightly less than NOK 6 billion in total. The pro forma net debt will correspondingly be NOK 11.5 billion.

Cash flow and currency effects from operations in the third quarter will be announced at the regular quarterly presentation in November.

Norske Skog will continue the work to reduce the company's net debt through the cash flow from operations and transactions.

Oxenøen, 11 September 2008

Norske Skog
Corporate affairs

For further information:

Media:
Vice president corporate affairs
Tom Bratlie

Mob: +47 905 21 904

The financial market:
Vice president investor relations
Jarle Langfjæran

Mob: +47 909 78 434

END